UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 1-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

19 Duncan Street, Toronto

Ontario M5H 3H1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

The information contained in Exhibit 99.1 and Exhibit 99.2 of this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant’s outstanding registration statements.

Thomson Reuters Corporation is voluntarily furnishing certifications by its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 99.3-99.6 of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION (Registrant)

By:	/s/ Jennifer Ruddick
Name: Jennifer Ruddick
Title: Deputy Company Secretary

Date: May 3, 2024

EXHIBIT INDEX

Exhibit Number	Description

99.1	Management’s Discussion and Analysis

99.2	Unaudited Consolidated Financial Statements

99.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002